Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the Quarter ended June 30, 2003
Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant's name into English)

           Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ...X.. Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country, or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                            ICTS INTERNATIONAL N.V.
                               (US $ in thousands)

                                                                         December 31,        June 30,
                                                                             2002              2003
                                                                        ----------------  ----------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..................................................$32,465.......    $17,741
     Restricted cash and short-term investments..................................13,083             7,230
     Accounts receivable - trade.................................................15,628.......     15,983
     Other current assets........................................................12,328...........  8,934
                                                                        ----------------------------------
          Total current assets                                                   73,504            49,889
INVESTMENTS:
     Investment in associated companies...........................................9,650             8,462
     Deferred income taxes...........................................................28.........       30
     Other investment and long term receivables...................................9,558            14,625
                                                                        ----------------------------------
                                                                                 19,236            23,116

                                                                                      -                 -

PROPERTY AND EQUIPMENT:
     Cost........................................................................32,408............39,711..
     Less- accumulated depreciation...............................................2,991...          4,412
                                                                        ----------------------------------
                                                                                 29,417            35,299

GOODWILL, net of $9,799 accumulated amortization in 2002                          1,167             1,167
  OTHER ASSETS AND INTANGIBLE ASSETS................................              2,120             2,061
                                                                        ----------------------------------
                                                                                  3,287             3,228
                                                                        ----------------------------------
          Total assets.........................................................$125,444..........$111,532
                                                                        ==================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank credit......................................................$8,651.........   $7,339
     Current maturities of long-term loans........................................2,097.            2,956
     Account payable-trade..........................................................975........       742
     Accrued expenses and other liabilities......................................46,585.           35,797
                                                                        ----------------------------------
          Total current liabilities..............................................58,308.........   46,835

DEFERRED TAXES .......................................................................-....            19
ACCRUED SEVERANCE PAY...........................................................     78                94
LONG-TERM DEBT, net of current maturities...................................      5,680             5,911
                                                                        ----------------------------------
          Total long-term liabilities.............................................5,758.......      6,024
                                                                        ----------------------------------

                                                                                      -                 -

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized;  6,672,980 and 6,672,980
        outstanding shares in 2003 and 2002 respectively.......................   3,605             3,605
     Additional paid-in capital..................................................19,670........    19,670
     Other capital surplus............................................................-..........       -
     Retained earnings...........................................................49,516............44,258
     Cumulative translation adjustments                                         (10,434)           (7,881)
                                                                        ----------------  ----------------
                                                                                 62,357            59,652
     Treasury stock 159,880 and 159,880 common shares,
     at cost, in 2003 and 2002                                                     (979)             (979)
                                                                        ----------------  ----------------
                                                                                 61,378            58,673
                                                                        ----------------------------------
          Total liabilities and shareholders' equity...........................$125,444           111,531
                                                                        ==================================



                                              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (US $ in thousands, except share and per share data)

                                                                   Three months ended                      Six months ended
                                                              30-Jun-02        30-Jun-03          30-Jun-02          30-Jun-03
                                                               Actual          Actual              Actual             Actual

Revenues.....................................................$89,697.............$18,349           $150,700             $37,553
Cost of revenues...............................................77,327..............16,768            123,899             34,192
                                                          ----------------------------------------------------------------------
Gross profit...................................................12,370...............1,582             26,801              3,362
           Amortization of goodwill                                 -                   -              1,637                  -
           Amortization of intangible assets                        -                  62                  -                124
                                                                    -                   -                  -                  -
Selling, general and administrative expenses:                   7,037              $2,905             10,559              5,227
                                                                                                                              -
                                                          ----------------------------------------------------------------------
Operating income ...............................................5,333..............(1,386)...         14,605             (1,990)
Interest and other financial income                               557                 655              1,028              1,129
Interest and other financial expense                             (220)               (288)              (628)              (705)
Exchange rate differences.......................................1,140                  60              1,612                 28
Other income (expense), net.......................................(57)...            (333)            41,360               (330)
                                                          ------------                    --------------------------------------
Income before income taxes                                      6,753              (1,292)            57,977             (1,868)
Income taxes ..................................................(2,590)               (129)            (6,818)              (392)
                                                          ----------------------------------------------------------------------
Income from operations of the company and its subsidiaries      4,163              (1,420)            51,159             (2,260)
                                                                    -                   -                  -                  -
Share in profits (losses) of associated companies                 (73)             (1,417)              (214)            (2,993)
                                                          ----------------------------------------------------------------------
Net income......................................................4,090..............(2,838).           50,945             (5,253)
                                                          ======================================================================
Other comprehensive income (loss):
   Translation adjustments                                      1,007                 777                903              1,680
   Unrealized losses on marketable securities                    (256)                978               (105)               873
                                                          ----------------------------------------------------------------------
Other comprehensive income (loss)                                 751               1,755                798              2,553
                                                          ----------------------------------------------------------------------
Comprehensive income                                            4,841              (1,083)            51,743             (2,700)
                                                          ======================================================================
Earning per Common Share - basic                                 0.65               -0.44               8.05              -0.81
                                                          ======================================================================
Earning per Common Share - assuming dilution                     0.64               -0.44               8.00              -0.81
                                                          ======================================================================

Weighted average of common shares
      Outstanding...........................................6,334,233...........6,513,100          6,326,050          6,513,100
      Diluted...............................................6,372,840...........6,515,827          6,364,657          6,515,827


                      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (US $ in thousands)

                                                                           Year ended
                                                                      31-Dec-02  30-Jun-03

CASH FLOWS FROM OPERATING ACTIVITIES
         Net income for the period.......................................$56,815....($5,253)...
            provided by operating activities:
         Depreciation and amortization .                                   1,481      1,425
         Impairment of intangible assets.                                  9,156
         Deferred income taxes............................................(4,273)....(4,769)
         Increase (decrease) in accrued severance pay..................... ..(9)..        9
         Options to service providers and consultants                         29
         Capital loss (gain) on fixed assets                                  (3)       (16)
         Realized loss (gain) on sale of other investments                  (108)
         Realized loss (gain) on marketable securities                        89       -199
         Revaluation of short term deposits                                  (33)
         Interest on long term loan                                            -        216
         Gain on sale of the investment in ICTS Europe                   (42,797)
         Interest from other long-term investments                           (52)       (76)
         Write off investments and impairment of investment                1,672        400
                                                                               -
         Options to service providers and consultants                          -         -5
         Share in losses (profits) of associated companies                 2,036      2,994
Changes in assets and liabilities:
         Accounts receivable...............................................8,784...... (224)
         Other current assets................................................469.....(1,374)
                                                                               -
         Accounts payable....................................................139.......(253)
         Accrued expenses and other liabilities............................28,230...(10,895)
         -----------------------------------------------------------------------------------
Net cash provided by operating activities..................................61,625...(12,482)
CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of time deposits and (withdrawal of) restricted cash     (8,154)   (5,068)
         Purchase of marketable securities available for sale             (3,309)
         Proceeds from sale of marketable securities available for sale      318      1,866
         Purchase of other investments                                    (9,050)    (5,051)
         Proceeds from sale of other investments...........................1,458.....    40
         Investment in subsidiary                                              -
         Purchase of equipment...........................................(20,346)... (5,165)
         Acquisitions of subsidiaries net of cash acquired (a)            (1,273)
         Proceeds from sale of European operations, net                   49,387
                                                                               -
         Repayment of loans granted to a related party                         -      3,776
         Proceeds from sale of short-term investments                          7
         Associated companies - acquisition of shares and granting of loans (8,448)   (1,507)
         Long term loans granted to related party                           (1,500)
         Proceeds from sale of equipment.......................................508......25
         Decrease (Increase) in other assets....................              78        (50)
         -----------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities.................(324)......(998)
CASH FLOWS FROM FINANCING ACTIVITIES:
         Stock options excercised                                          1,704
         Cost of acquisition of treasury stock                              (907)
         Dividends paid                                                  (34,193)
         Proceeds from long-term borrowings..........................................$1,938.
         Repayment of long-term loans                                    (16,249)   ($1,734)
         Net increase (decrease) in short-term bank credit                 3,587    ($1,319)
                                                                               -         $0
                                                                      ----------------------
         Net cash provided by financing activities.......................(46,058)...(1,115)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
         CASH EQUIVALENTS..................................................(192).......(128)
         -----------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents.........................15,501....(14,723)
--------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at beginning of period..............17,414.....$32,465
--------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period....................32,465.....$17,742
============================================================================================
                                                                               -          0
         Acquisition net of cash acquired (divestitures, net of cash sold)                0
         Assets and liabilities of a subsidiary at date of acquisition:
               Working capital, excluding cash and cash equivalents.......   410
               Property, equipment, investments                              183
         Technology                                                          822
         Accrued severance pay                                                (3)         -
                                                                      ----------------------
                                                                           1,412          -
         Minority Interest                                                  (207)
         Carrying amount of investments in those companies prior to
           consolidation                                                  (2,612)
         Excess of cost over fair value upon acquisition...................2,680.
         -----------------------------------------------------------------------------------
         Cash sold and cash paid for acquisitions, net of cash acquired    1,273
         ===================================================================================


                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US $ in thousands)

                                                                                           Accumulated
                                      Share capital         Additional  Other                    other
                                      Common                Paid in     Capital Retained    comprehensive   Treasury
                                       shares     Amount    capital     Surplus Earnings   income (loss)     stock       Total
                                  ----------------------  ---------------------------------------------------------------------
Balance at December 31, 2000.......6,248,869 $    3,565 $    19,102 $     45 $  14,824 $        (9,316)$   (1,775)$     26,445
Changes during 2001:
Cost of acquisition of treasury stock(18,902)                                                                (132)        (132)
Stock options exercised...............69,100..       27         435                                             -          462
Stock options exercised from treasury 33,333                             (20)                                 187          167
Dividend                                                                       ($14,092)                               (14,092)
Comprehensive Income:
Net income......................................                                26,198                                  26,198
Other comprehensive income:
Translation adjustments...............                                                          (1,811)                 (1,811)
Unrealized losses on marketable securities..                                                        23                      23
                                                                                                                     ----------
Comprehensive Income                                                                                                    24,410
                                  -----------  ---------  ----------  -------  --------  --------------  ---------   ----------
Balance at December 31, 2001.......6,332,400 $    3,592 $    19,537 $     25 $  26,930 $       (11,104)$   (1,720)$     37,260
Changes during 2002:
Stock options exercised...............32,400..       13         133                                                        146
Cost of acquisition of treasury stoc(120,000)                                                                (907)       ($907)
Option to consultants                                                     29                                               $29
Stock options exercised from treasury268,300                             (54)      (36)                     1,648         1558
Dividend                                                                       ($34,193)                               (34,193)
Comprehensive Income:
Net income......................................                                56,815                                  56,815
Other comprehensive income:
Translation adjustments...............                                                             710                     710
Unrealized losses on marketable securities..                                                       (40)                    (40)
                                                                                                                     ----------
Comprehensive Income                                                                                                    57,485
                                  -----------  ---------  ----------  -------  --------  --------------  ---------   ----------
Balance at December 31, 2002.......6,513,100 $    3,605 $    19,670 $      0 $  49,516 $       (10,434)$     (979)$     61,378
Changes during 2003:
                                                                                                                             -
                                                                                                                     ----------
                                                                                                                             -
                                                                                                                     ----------
Option to consultants                                                      0        (5)              -                      (5)
                                                                                                                     ----------
                                                                                                                             -
                                                                                                                     ----------
                                                                                                                             -
                                                                                                                     ----------

                                                                                                                             -
                                                                                                                     ----------
Net income......................................                                (5,253)                                 (5,253)
Other comprehensive income:
Translation adjustments...............                                                           1,680                   1,680
Unrealized losses on marketable securities..                                                       873                     873
                                                                                                                     ----------
Comprehensive Income                                                                                                    (2,700)
                                  -----------  ---------  ----------  -------  --------  --------------  ---------   ----------
Balance at June 30, 2003 ..........6,513,100.$..  3,605 $    19,670 $      0 $  44,258 $        (7,881)$     (979)$     58,673
                                  ===========  =========  ==========  =======  ========  ==============  =========   ==========


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ICTS INTERNATIONAL N.V.

By: /s/ M. Albert Nissim
     Secretary

Dated:  September 3, 2003